                                                                      EXHIBIT 12

                               AVISTA CORPORATION

         Computation of Ratio of Earnings to Fixed Charges and Preferred
                       Dividend Requirements Consolidated
                             (Thousands of Dollars)


                                               12 Mos. Ended                      Years Ended December 31
                                                 Sep. 30,        --------------------------------------------------------
                                                   1999            1998            1997            1996           1995
                                               -------------     --------        --------        --------        --------
Fixed charges, as defined:
      Interest on long-term debt                 $ 65,519        $ 66,218        $ 63,413        $ 60,256        $ 55,580
      Amortization of debt expense
        and premium - net                           1,442           2,859           2,862           2,998           3,441
      Interest portion of rentals                   4,458           4,301           4,354           4,311           3,962
                                                 --------        --------        --------        --------        --------
          Total fixed charges                    $ 71,419        $ 73,378        $ 70,629        $ 67,565        $ 62,983
                                                 ========        ========        ========        ========        ========
Earnings, as defined:

      Net income from continuing ops.            $ 77,067        $ 78,139        $114,797        $ 83,453        $ 87,121
      Add (deduct):
        Income tax expense                         44,917          43,335          61,075          49,509          52,416
        Total fixed charges above                  71,419          73,378          70,629          67,565          62,983
                                                 --------        --------        --------        --------        --------

          Total earnings                         $193,403        $194,852        $246,501        $200,527        $202,520
                                                 ========        ========        ========        ========        ========


Ratio of earnings to fixed charges                   2.71            2.66            3.49            2.97            3.22


Fixed charges and preferred
dividend requirements:

      Fixed charges above                        $ 71,419        $ 73,378        $ 70,629        $ 67,565        $ 62,983
      Preferred dividend requirements (1)          35,275          13,057           8,261          12,711          14,612
                                                 --------        --------        --------        --------        --------
          Total                                  $106,694        $ 86,435        $ 78,890        $ 80,276        $ 77,595
                                                 ========        ========        ========        ========        ========


Ratio of earnings to fixed charges
  and preferred dividend requirements                1.81            2.25            3.12            2.50            2.61


(1) Preferred dividend requirements have been grossed up to their pre-tax level.